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                              August 4, 2020

       Ryohei Uetaki
       President, Chief Executive Officer, and Chief Financial Officer World Scan Project, Inc.
       2-18-23 Nishiwaseda, Shinjuku-Ku
       Tokyo, 162-0051, Japan

                                                        Re: World Scan Project,
Inc.
                                                            Pre-effective
Amendment 1 to Registration Statement on Form S-1
                                                            Filed July 23, 2020
                                                            File No. 333-239119

       Dear Mr. Uetaki:

               We have reviewed your amended registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

       Pre-effective Amendment 1 to Registration Statement on Form S-1 filed July 23, 2020

       The Company, page 2

   1.                                                   Please clarify here
that you are a holding company.
       At present the Company generates revenue solely through inventory sold to Drone Net..., page 5

   2. Disclosure here and elsewhere indicates that if your relationship with Drone Net Co. Ltd.
                                                        or Drone Net should
terminate, you would lose your sole source of revenue and may be forced to alter, cease,
or suspend your business operations in a worst case scenario.
                                                        Additionally,
disclosure on page 16 and elsewhere indicates that Drone Net will not develop, manufacture,
purchase, or sell similar products to SkyFight-X, your sole product, without your consent
through February 23, 2023. Tell us why you are not substantially dependent upon Drone
Net as your sole customer and not required under Item
 Ryohei Uetaki
World Scan Project, Inc.
August 4, 2020
Page 2
      601(b)(10)(ii)(B) of Regulation S-K to file your product sale agreement and your memorandum of understanding with Drone Net as exhibits. Alternatively, file your product sale agreement and your memorandum of understanding with Drone Net as exhibits.
At present we rely exclusively on G-Force, Inc. to manufacture our SkyFight-X drones..., page 5

3. Disclosure here and elsewhere indicates that if your relationship with G-Force, Inc. or G-
      Force should terminate, your results of operations would be significantly impacted. Tell us why you are not substantially dependent upon G-Force as your sole OEM supplier and not required under Item 601(b)(10)(ii)(B) of Regulation S-K to file your OEM agreement with G-Force as an exhibit. Alternatively, file your OEM agreement with G-
      Force as an exhibit.
Additional Information, page 15

4. You indicate in response to prior comment 5 that you plan to hire additional employees, improve upon your current product offerings, research and develop new product offerings, and develop a more definitive marketing plan in the next 12 months. Disclose the known or estimated costs for each of these components of your plan of operations in the next 12 months. Additionally, specify the number of additional employees that you intend to hire in the next 12 months.
        You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or W. John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Jay E. Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                           Sincerely,
FirstName LastNameRyohei Uetaki
                                                           Division of
Corporation Finance
Comapany NameWorld Scan Project, Inc.
                                                           Office of
Manufacturing
August 4, 2020 Page 2
cc:       Matthew C. McMurdo, Esq.
FirstName LastName